# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Optical Cable Corporation, CIK 0001000230
CUSIP: 683827208
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 5290 CONCOURSE DR, ROANOKE, Virginia (VA), 24019
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-19-001566
Filed by CIK 0001130334

## Reporting persons
- R Ted Weschler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 403,500; shared voting power 0; sole dispositive power 403,500; shared dispositive power 0; aggregate amount beneficially owned 403,500 (4.9% of the class)

## Item 1. Issuer
Name of issuer: Optical Cable Corporation
Address of issuer's principal executive offices: 5290 CONCOURSE DR, ROANOKE VA 24019, United States of America

## Item 2. Person Filing
Name of person filing: R Ted Weschler
Address of principal business office or, if none, residence:
R Ted Weschler
404B EAST MAIN STREET, 2ND FLOOR, CHARLOTTESVILLE, VA, 22902
Citizenship: R Ted Weschler - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: R Ted Weschler - 403,500
Percent of class: R Ted Weschler - 4.9%
Sole power to vote or to direct the vote: R Ted Weschler - 403,500
Shared power to vote or to direct the vote: R Ted Weschler - 0
Sole power to dispose or to direct the disposition: R Ted Weschler - 403,500
Shared power to dispose or to direct the disposition: R Ted Weschler - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Certain securities reported in this Schedule 13G are held in accounts for the benefit of family members. None of such persons individually own more than 5% of the issuer's outstanding shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- R Ted Weschler: By: /s/ R Ted Weschler, R Ted Weschler (05/15/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.